THE ROAD TO GREAT 2025 Annual Report

Dear Fellow Stockholders: On behalf of the Board of Directors and our entire team at West Bancorporation, Inc., thank you for your continued trust and investment in our company. As stockholders, you expect disciplined financial performance, thoughtful risk management, and a clear focus on long term value creation. During 2025, our leadership team remained committed to these objectives. As a result, we delivered solid financial results, preserved strong capital levels, maintained a strong liquidity position, and protected the long term strength of your investment. 2025 highlights included: • Strong earnings and continuous improvement in key performance metrics • Stable core deposit relationships supported by our commercial and retail customer base • Prudent loan origination activity, emphasizing credit quality and diversification • Continued pristine asset quality with no nonperforming assets as of December 31, 2025 • Capital ratios that exceeded regulatory well-capitalized requirements These outcomes reflect proactive balance sheet management, disciplined underwriting and a steadfast approach to risk mitigation. Credit quality remains central to our long term success. Throughout 2025, we maintained conservative underwriting standards and closely monitored our portfolio, particularly in areas sensitive to interest rate changes or economic slowdown. While this approach may moderate short-term growth during certain cycles, we believe it enhances long term stockholder value and downside protection. Our relationship based banking model continues to be a core strength. During 2025, we remained focused on serving our customers through local decision making and responsive service, while maintaining a disciplined approach to growth. We also continued our longstanding commitment to the communities we serve through charitable giving, employee volunteerism, and support of local economic development. As we begin 2026, we remain confident in our strategies and our ability to execute. Our priorities for the coming year include: • Maintaining strong credit discipline and balance sheet strength • Protecting and growing core deposits • Improving earnings consistency as interest rate conditions stabilize • Maintaining expense discipline while investing strategically in technology, product solutions, and talent, with a focus on risk management and operational efficiencies • Delivering sustainable, long-term value to stockholders I want to thank our employees for their dedication and professionalism, our customers for their trust and loyalty, and you, our stockholders, for your continued confidence in West Bancorporation, Inc. We appreciate your support and look forward to the year ahead. Sincerely, David D. Nelson CEO and President, West Bancorporation, Inc. Chair and CEO, West Bank 1W E S T B A N C O R P O R AT I O N I N C . A N D S U B S I D I A R I E S

Building strong relationships and supporting West Bank communities is a driving force on our Road to Great:

MORE THAN $550,000
IN TOTAL SUPPORT

Over **$322,000** awarded in foundation grants

- $226,638 in human services
- $77,425 in education
- $18,250 in arts & culture

In 2025, West Bank Employees volunteered over **7,000 hours of community service**

COMMUNITY INVOLVEMENT

West Bank's mission is to **build strong relationships, build strong communities,** and **build upon our strong reputation** to ensure our clients receive exceptional care, our communities receive outstanding support, and the loyalty of our employees and stockholders is rewarded.










ellipsis


West Bank
April 2 2025
Pay to the order of Prevent Blindness Iowa $2,500
Two thousand five hundred dollars and 00/100
West Bank

"WE ARE PROUD OF OUR WEST BANK TEAM AND THEIR COMMITMENT TO OUR COMMUNITIES."

WEST BANCORPORATION INC. AND SUBSIDIARIES 3

THE ROAD TO GREAT MINNESOTA IOWA n Coralville n Des Moines n Waukee n West Des Moines n Mankato n Owatonna n Rochester n St. Cloud OUR VISION To achieve and sustain a position of industry envy and admiration.

A bank today is deemed successful by the outcomes it achieves, but that's only part of the story. True success is more than results—it's about the journey: the vision, values, and leadership that shape the path toward those outcomes. It's been said that the road to success is always under construction, and to be on that road requires constant decision-making to navigate detours created by outside influences, unknown variables, new competition, and most recently, governmental decisions.

During March 2022, the Federal Reserve began rapidly raising interest rates to combat inflation. Over the course of the next year-and-a-half, the Fed implemented a series of aggressive increases raising the target range from 0.25% to an astonishing 5.25-5.50%. The result of this rapid acceleration in rates had a negative effect on the entire banking industry as increased borrowing costs created strains on liquidity, and thus an inverted yield curve.

West Bank navigated this period and charted a course toward success on a journey that was unplanned but demanded decisive action. While many banks faced harsh outcomes, West Bank's compass remained steady, pointing in the right direction. Consistent, sound decisions placed the Bank on solid ground and created a stronger foundation for the future.


West Bank

As West Bank continues its journey on the road back to great, it maps its course by weathering change, navigating detours, and charting a course forward toward long-term success. It continues its mission to build strong relationships, build strong communities, and build upon its strong reputation ensuring its clients and the communities it serves receive exceptional care and support.

West Bank has been on this journey for 133 years—a journey that has shaped its very essence by taking the road to great one step at a time. Because West Bank has stayed the course, even when the road was challenging, it is emerging stronger than ever.

WEST BANCORPORATION INC. AND SUBSIDIARIES 5

West Bank


MANKATO

LEFT TO RIGHT: Tom Lentz, Market President; Becky Wagner, Portfolio Manager; Erik Hagedorn, Commercial Banker; Julie Sabin, Principal Banker; Jeff Osborne, Commercial Banker


West Bank


OWATONNA

LEFT TO RIGHT: Rylee Muhr, Commercial Banker; Amy Shornock, Principal Banker; Shannon Pederson, Portfolio Manager; Jason Eyberg, Market President; Kelly Grems, Principal Banker


★ MINNESOTA ★

6 2025 ANNUAL REPORT

ROCHESTER BACK ROW: Deborah Anderson, Client Service Representative; Mike Zinser, Market President; Sawsan Elsafi, Principal Banker; Don Paulson, Commercial Banker FRONT ROW: Natalie Jones, Principal Banker; Michele Sursely, Portfolio Manager ST. CLOUD BACK ROW: Aaron Meester, Business Banking Officer; Todd Mather, Chief Credit Officer; Matt Laubach, Market President; Lisa Koster, Portfolio Manager; Curt Gainsforth, Business Banking Officer FRONT ROW: Jessica Riley, Principal Banker; Melissa Muehlbauer, Principal Banker; Elizabeth Statsick, Senior Credit Analyst All of West Bank is on THE ROAD TO GREAT

West Bank
West Bank



CORALVILLE

BACK ROW: Ryan Murphy, Commercial Banker; Tom Cilek, Commercial Banker; Jim Conard, Market President

FRONT ROW: Kelly Schaer, Portfolio Manager; Brittney Grosvenor, Portfolio Manager; Minda Hamann, Commercial Banker

Aaron Swartzendruber, Commercial Banker (not pictured)


IOWA

8 2025 ANNUAL REPORT

CITY CENTER - DES MOINES EAST - DES MOINES SOUTH - DES MOINES WAUKEE GRAND - WEST DES MOINES HEADQUARTERS

Jon Hummel traveled to Washington D.C. with the Iowa Bankers Association rep- resenting West Bank. While there, he was able to meet with all six of Iowa’s elected members of Congress. He also had the opportunity to have a one-on-one meeting with Senator Charles Grassley and encourage him to co-sponsor a bill to repeal Section 1071 of the CFPB. Jon with Congressman Zach Nunn Sara Gallagher earned the Certified Financial Marketing Professional (CFMP) designation from the American Bankers Association. Jon with Senator Charles Grassley Mason Reinard and Mitchell Yaw both graduated from the Iowa Bankers Association's 2025 Commercial Lending School. The week-long program included over 50 intense hours of classroom lecture, case studies, and problem loan exercises. Mason Reinard Mitchell Yaw JOHN SORENSEN JOINS WEST BANK BOARD OF DIRECTORS West Bank is pleased to announce that John Sorensen has joined the West Bancorporation, Inc. and West Bank Board of Directors. Sorensen recently retired as President and CEO of the Iowa Bankers Association (IBA), where he served from 1997 through January 2025. He joined the IBA in 1986, and under his leadership, the organization became the largest state banking association in the country––with a team of over 200 professionals serving more than 200 member banks. During his tenure, the IBA significantly expanded its advocacy efforts, workforce development initiatives, and community bank solutions in insurance, mortgage, and regulatory compliance. Sorensen has held leadership roles on the boards of the American Bankers Association, SHAZAM, Inc., the Iowa Business Council, the Iowa PBS Foundation, and many other community and economic development organizations. He is an executive advisory board member emeritus of the University of Northern Iowa’s David W. Wilson College of Business and a recipient of the Iowa Association of Business and Industry’s Leadership for Iowa Award. Sorensen was the 2025 recipient of the James A. Leach Leadership Award. WEST BANK IS COMMITTED TO PROFESSIONAL DEVELOPMENT WEST BANK WAS REPRESENTED IN WASHINGTON D.C.

MINNESOTA VALLEY
business
TOM
LENTZ
Forty years in banking and working with nonprofits
MINNESOTA IRON & METAL
120 years in business
SCHEITEL'S MUSIC
Still playing after 50 years
The Free Press
West Bank
Tom Lentz:
40 years a banker
Cover Story

Congrats to Mankato Market President, **TOM LENTZ**, for his cover story in *Minnesota Valley Business* magazine. Scan the QR code to read the article.

MILESTONE ANNIVERSARIES

DEBBIE INGRAO - 25 Years

JOHN MCKINNEY - 25 Years

SHERI WAUTERS - 25 Years

KINSEY BODENSTEINER - 20 Years

GREG DOCKUM - 20 Years

GABE OLSON - 20 Years

DZEVIDA VODENICAREVIC - 20 Years


BEST
WEST

BEST OF THE WEST

West Bank won "Best Bank" in the annual West Des Moines Chamber's Best of the West Awards, a recognition we have earned five of the past six years. Pictured are Gabe Olson (left) and Jon Hummel (right) at the ceremony.

WEST DES MOINES
Chamber of Commerce

BEST OF THE
WEST

DAVEY AWARDS FOR *STANDING STRONG*

Created to celebrate West Bank's history, the *Standing Strong* video & book both won awards.

- The *Standing Strong* Book won a Gold Davey for best Promotional Item for Design & Print.
- The *Standing Strong* Video won a Silver Davey for best Film/Video-Corporate Image for Non-Broadcast.

The Davey Awards is a premier international creative award focused exclusively on honoring outstanding work from small agencies, independent creators, and in-house teams. Inspired by the story of David vs. Goliath, the awards recognize big ideas that come to life without big budgets.

The Davey Awards is sanctioned and reviewed by the Academy of Interactive & Visual Arts (AIVA), an assembly of over 500 leading creatives at some of the world's most acclaimed brands, institutions, and agencies.


Standing Strong
THE WEST BANK STORY
West Bank

WEST BANCORPORATION INC. AND SUBSIDIARIES 11

2 0 2 5 A N N U A L R E P O R T12

LEADERSHIP 13W E S T B A N C O R P O R AT I O N I N C . A N D S U B S I D I A R I E S 2025 ANNUAL REPORT

BOARD OF DIRECTORS



SEAN MCMURRAY*
Chair,
West Bancorporation;
Businessolver, Inc.



DAVID NELSON*
CEO and President,
West Bancorporation;
Chair and CEO,
West Bank



JANE FUNK**
EVP, Treasurer and Chief
Financial Officer,
West Bancorporation;
EVP and Chief Financial
Officer, West Bank



BRAD WINTERBOTTOM**
EVP,
West Bancorporation;
President, West Bank



HARLEE OLAFSON**
EVP & Chief Risk Officer,
West Bancorporation;
EVP, Chief Risk
Officer & Chief Operating
Officer, West Bank



BRADLEY PETERS**
EVP,
West Bancorporation;
EVP and Minnesota
Group President,
West Bank



LISA ELMING*
Retired



STEVEN GAER*
Recoop Disaster
Insurance



DOUGLAS GULLING*
Retired



GEORGE MILLIGAN*
The Graham Group, Inc.



JAMES NOYCE*
Retired



ROSEMARY PARSON*
EquiTrust Life
Insurance Company



JOHN SORENSEN*
Retired



THERESE VAUGHAN*
Retired

* Director of West Bancorporation, Inc. and West Bank   ** Director of West Bank

14 2025 ANNUAL REPORT

CENTRAL IOWA COMMUNITY BOARD

All six of our community boards are non-voting advisory boards with knowledge of the communities we serve.



TAYLOR BROWN
Brown NationaLease



RHONDA BURKHARDT
The Underground Company, LTD



JERRY DEEGAN
Retired



DARIN FERGUSON
Ferguson Commercial Real Estate Services



RYAN FLYNN, CPA
Flynn + Sweeney, LLC



KEVIN GRIMM
Investor/Consultant



GREG LAMAIR
Assured Partners LLC



BRIAN LOFFREDO
Loffredo Fresh Produce



DAVE MOENCH
Wolfe Eye Clinic



STEVE SCHWEIZER
Denman & Company



VICTORIA VEIOCK
Bing's



JEFF YURGAE
Mueller-Yurgae Associates, Inc

EASTERN IOWA COMMUNITY BOARD



MATT ADAM
Diamond Pet Food



RODNEY ANDERSON
Pancheros Mexican Grill



JILL ARMSTRONG
Skogman Realty



ADAM BRANTMAN
Brava Roof Tile



KEVIN DIGMANN
Hodge Construction



ANDY HODGE
Hodge Construction



BEN KINSETH
Kinseth Hospitality Company



RAVI PATEL
Hawkeye Hotels



LUKE RECKER
Styker Corporation



CHUCK SKAUGSTAD
The Mansion
Town Square Developers



LEIGHTON SMITH
GreatAmerica Financial Services

WEST BANCORPORATION INC. AND SUBSIDIARIES 15

MANKATO COMMUNITY BOARD

All six of our community boards are non-voting advisory boards with knowledge of the communities we serve.



BRYAN BODE
Investor/Consultant



MARK DRAPER
River City Electric Company



DR. WYNN KEARNEY
Retired Surgeon/Investor



STEVE KIBBLE
Siesta Hills



DAVID PFEFFER
Vintage Fine Homes, Inc.



TYLER WENNER
Kato Manufacturing



RANDY WESTMAN
Westman Investments



ART WESTPHAL
Bethany Lutheran College



ANDREW WILLAERT
Gislason & Hunter LLP

OWATONNA COMMUNITY BOARD



DALE BUYTAERT
CliftonLarsonAllen LLP



MARK FREERKSEN
Freerksen Trucking, Inc.



CHAD HANSON
Main Street Dental Clinics



SCOTT MOHS
Mohs Contracting/ Mohs Homes



MIKE NOBLE
Investor/Retired



PAT NOBLE
National Online Consignment and Rental



DARREN ROEMHILDT
Bridges Chiropractic Health Clinic



BRANDON WAYNE
Wayne–Norrid–Wetmore Wealth Management

16 2025 ANNUAL REPORT

ROCHESTER COMMUNITY BOARD

All six of our community boards are non-voting advisory boards with knowledge of the communities we serve.



JASON BOYNTON, CPA
Smith Schafer & Associates



JEFF BROWN, JR.
North Rock Real Estate



MICHAEL BUSCH
Paramark Corp.



PATRICK DEUTSCH
Pace International



BOBBIE GOSTOUT, M.D.
Vice President Emeritus, Mayo Clinic



HAL HENDERSON
HGA



DICK KUEHN
Kuehn Motors



BRIAN LEARY
Pharmaceutical Specialties, Inc.



DAVID PEDERSON
Dunlap & Seeger, P.A.



PETER SCHULLER
A.B. Systems, Inc.



ED STANLEY
Merit Building Enclosure Systems



CHRIS TERRY
CORE Real Estate Group



NATALIE VICTORIA
Victoria's Restaurant and The Tap House

ST. CLOUD COMMUNITY BOARD



DAVID BERDAN
J-Berd Companies



BYRON BJORKLUND
Custom Catering by Short Stop



JEFF DROWN
Lyon Contracting



STEVE FENEIS
GC Real Estate Partners



JASON FERCHE
Ferche Companies



JOHN SLOAN
BT Holdings



DR. KEVIN SMITH
Regional Diagnostic Radiology



ERIC STACK
Millerbernd Manufacturing



TIM TORBORG
Torborg Builders



HEIDI WEIKERT
S.T. Cotter Turbine Services



GREG WINDFELDT
PCI

WEST BANCORPORATION INC. AND SUBSIDIARIES 17

FINANCIALS 2025 ANNUAL REPORT 2 0 2 5 A N N U A L R E P O R T18

FINANCIAL HIGHLIGHTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025, 2024, AND 2023

(dollars in thousands, except per share data)

	2025	2024	2023
RESULTS OF OPERATIONS			
Net interest income	**$ 88,981**	$ 71,362	$ 69,031
Credit loss expense (benefit)	**—**	1,000	700
Noninterest income	**6,264**	8,434	10,066
Noninterest expense	**53,827**	51,353	48,611
Income before income taxes	**41,418**	27,443	29,786
Net income	**32,560**	24,050	24,137
PER COMMON SHARE			
Cash dividends	**$ 1.00**	$ 1.00	$ 1.00
Basic earnings	**1.92**	1.43	1.44
Diluted earnings	**1.92**	1.42	1.44
Closing stock price	**22.19**	21.65	21.20
Book value	**15.70**	13.54	13.46
YEAR-END BALANCES			
Assets	**$ 4,142,244**	$ 4,014,991	$ 3,825,758
Investment securities	**483,614**	559,694	646,876
Loans	**3,001,690**	3,004,860	2,927,535
Nonperforming loans	**—**	133	296
Other real estate owned	**—**	—	—
Deposits	**3,468,470**	3,357,596	2,973,779
Stockholders' equity	**265,985**	227,875	225,043
RATIOS			
Return on average assets	**0.81%**	0.61%	0.66%
Return on average equity	**13.47%**	10.71%	11.42%
Efficiency ratio (1) (2)	**54.11%**	63.25%	60.73%
Dividend payout ratio	**51.95%**	69.88%	69.21%
Dividend yield	**4.51%**	4.62%	4.72%
Net interest margin (2)	**2.35%**	1.91%	2.01%
Allowance for credit losses as a % of loans	**1.02%**	1.01%	0.97%
Net (charge-offs) recoveries as % of average loans	**0.00%**	0.00%	0.00%
Nonperforming loans as % of loans	**0.00%**	0.00%	0.01%
Tangible common equity to tangible assets	**6.42%**	5.68%	5.88%

(1) A lower ratio is better.

(2) As presented, this is a non-GAAP measure – see "Non-GAAP Financial Measures" for additional details.

WEST BANCORPORATION INC. AND SUBSIDIARIES 19

2 0 2 5 A N N U A L R E P O R T20 CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2025 AND 2024 (dollars in thousands, except per share data) 2025 2024 ASSETS Cash and due from banks $ 25,171 $ 28,750 Interest-earning deposits with banks 324,502 214,728 Securities purchased under agreements to resell 121,413 — Cash and cash equivalents 471,086 243,478 Securities available for sale, at fair value 468,447 544,565 Federal Home Loan Bank stock, at cost 15,167 15,129 Loans 3,001,690 3,004,860 Allowance for credit losses (30,525) (30,432) Loans, net 2,971,165 2,974,428 Premises and equipment, net 108,380 109,985 Accrued interest receivable 11,982 12,825 Bank-owned life insurance 46,192 44,990 Deferred tax assets, net 25,925 33,202 Other assets 23,900 36,389 TOTAL ASSETS $ 4,142,244 $ 4,014,991 LIABILITIES AND STOCKHOLDERS’ EQUITY LIABILITIES Deposits Noninterest-bearing demand $ 540,358 $ 541,053 Interest-bearing demand 577,814 543,855 Savings and money market 1,839,508 1,643,891 Time 510,790 628,797 Total deposits 3,468,470 3,357,596 Subordinated notes, net 80,156 79,893 Federal Home Loan Bank advances 270,000 270,000 Long-term debt 26,250 42,736 Accrued expenses and other liabilities 31,383 36,891 Total liabilities 3,876,259 3,787,116 STOCKHOLDERS’ EQUITY Preferred stock, $0.01 par value; authorized 50,000,000 shares; no shares issued and outstanding at December 31, 2025 and 2024 — — Common stock, no par value; authorized 50,000,000 shares; 16,940,785 and 16,832,632 shares issued and outstanding at December 31, 2025 and 2024, respectively 3,000 3,000 Additional paid-in capital 37,231 35,619 Retained earnings 294,259 278,613 Accumulated other comprehensive loss (68,505) (89,357) Total stockholders’ equity 265,985 227,875 TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY $ 4,142,244 $ 4,014,991 DECEMBER 31,

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2025, 2024, AND 2023 *(dollars in thousands, except per share data)*

	YEAR ENDED DECEMBER 31,		
	2025	**2024**	**2023**
INTEREST INCOME			
Loans, including fees	**$ 166,844**	$ 166,222	$ 142,923
Securities:			
Taxable	**10,471**	13,030	13,696
Tax-exempt	**2,901**	3,219	3,517
Deposits with banks	**9,359**	7,595	169
Securities purchased under agreements to resell	**2,650**	—	—
TOTAL INTEREST INCOME	**192,225**	190,066	160,305
INTEREST EXPENSE			
Deposits	**87,750**	97,284	66,796
Federal funds purchased and other short-term borrowings	**—**	4,248	9,532
Subordinated notes	**4,425**	4,431	4,442
Federal Home Loan Bank advances	**9,102**	10,313	7,694
Long-term debt	**1,967**	2,428	2,810
TOTAL INTEREST EXPENSE	**103,244**	118,704	91,274
NET INTEREST INCOME	**88,981**	71,362	69,031
CREDIT LOSS EXPENSE (BENEFIT)	**—**	1,000	700
Net interest income after credit loss expense	**88,981**	70,362	68,331
NONINTEREST INCOME			
Service charges on deposit accounts	**1,941**	1,843	1,859
Debit card interchange income	**1,894**	1,919	1,980
Trust services	**3,436**	3,449	3,068
Increase in cash value of bank-owned life insurance	**1,202**	1,126	1,044
Gain from bank-owned life insurance	**—**	—	691
Loan swap fees	**—**	—	431
Realized securities losses, net	**(3,959)**	(1,172)	(431)
Other income	**1,750**	1,269	1,424
TOTAL NONINTEREST INCOME	**6,264**	8,434	10,066
NONINTEREST EXPENSE			
Salaries and employee benefits	**29,383**	27,588	27,060
Occupancy and equipment	**8,170**	7,320	5,507
Data processing	**2,596**	2,991	2,790
Technology and software	**3,160**	2,896	2,341
FDIC insurance	**2,369**	2,560	1,750
Professional fees	**1,211**	1,041	1,026
Other expenses	**6,938**	6,957	8,137
TOTAL NONINTEREST EXPENSE	**53,827**	51,353	48,611
INCOME BEFORE INCOME TAXES	**41,418**	27,443	29,786
INCOME TAXES	**8,858**	3,393	5,649
NET INCOME	**$ 32,560**	$ 24,050	$ 24,137
EARNINGS PER COMMON SHARE			
Basic earnings per common share	**$ 1.92**	$ 1.43	$ 1.44
Diluted earnings per common share	**$ 1.92**	$ 1.42	$ 1.44

WEST BANCORPORATION INC. AND SUBSIDIARIES 21

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of West Bancorporation, Inc.

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of West Bancorporation, Inc. and its subsidiary, West Bank, as of December 31, 2025 and 2024, and the related consolidated statements of income, comprehensive income (not presented herein), stockholders' equity (not presented herein) and cash flows (not presented herein) for each of the three years in the period ended December 31, 2025; and in our report, dated February 25, 2026, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

RSM US LLP

Des Moines, Iowa | February 25, 2026

NON-GAAP FINANCIAL MEASURES

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025, 2024, AND 2023
(dollars in thousands, except per share data)

	YEAR ENDED DECEMBER 31,		
	2025	**2024**	**2023**
RECONCILIATION OF NET INTEREST INCOME AND NET INTEREST MARGIN ON AN FTE BASIS TO GAAP:			
Net interest income (GAAP)	**$ 88,981**	$ 71,362	$ 69,031
Tax-equivalent adjustment (1)	**256**	182	491
Net interest income on an FTE basis (non-GAAP)	**89,237**	71,544	69,522
Average interest-earning assets	**3,800,582**	3,747,528	3,465,964
Net interest margin on an FTE basis (non-GAAP)	**2.35%**	1.91%	2.01%
RECONCILIATION OF EFFICIENCY RATIO ON AN FTE BASIS TO GAAP:			
Net interest income on an FTE basis (non-GAAP)	**$ 89,237**	$ 71,544	$ 69,522
Noninterest income	**6,264**	8,434	10,066
Adjustment for realized securities losses, net	**3,959**	1,172	431
Adjustment for losses on disposal of premises and equipment, net	**8**	47	29
Adjusted income	**$ 99,468**	$ 81,197	$ 80,048
Noninterest expense	**$ 53,827**	$ 51,353	$ 48,611
Efficiency ratio on an adjusted FTE basis (non-GAAP) (2)	**54.11%**	63.25%	60.73%

(1) Computed on a tax-equivalent basis using an incremental federal income tax rate of 21 percent, adjusted to reflect the effect of nondeductible interest expense associated with owning tax-exempt securities and loans. Management believes the presentation of this non-GAAP measure provides supplemental useful information for proper understanding of the financial results, as it enhances the comparability of income arising from taxable and nontaxable sources.

(2) The efficiency ratio expresses noninterest expense as a percent of fully taxable equivalent net interest income and noninterest income, excluding specific noninterest income and expenses. Management believes the presentation of this non-GAAP measure provides supplemental useful information for proper understanding of the Company's financial performance. It is a standard measure of comparison within the banking industry. A lower ratio is more desirable.

22 2025 ANNUAL REPORT

FORM 10-K

A copy of the Company's annual report on Form 10-K filed with the Securities and Exchange Commission will be available on the Securities and Exchange Commission's website at www.sec.gov and through a link on the Company's website, westbankstrong.com, under Investor Relations—SEC Filings—Documents.

A copy of the annual report on Form 10-K can also be obtained upon request to Melissa Gillespie, Corporate Secretary, mgillespie@westbankstrong.com, 515-222-2370.

STOCK INFORMATION

West Bancorporation Inc. common stock is traded on the Nasdaq Global Select Market (WTBA), and quotations are furnished by the Nasdaq System. We had 126 common stockholders of record on December 31, 2025 and an estimated 6,900 additional beneficial holders whose stock was held in street name by brokerages or fiduciaries.

MARKET AND DIVIDEND INFORMATION (1)

	HIGH	LOW	CLOSE	DIVIDENDS
2025				
4th Quarter	**$ 24.27**	**$ 19.03**	**$ 22.19**	**$ 0.25**
3rd Quarter	**21.69**	**17.31**	**20.32**	**0.25**
2nd Quarter	**20.43**	**17.33**	**19.63**	**0.25**
1st Quarter	**23.06**	**19.71**	**19.94**	**0.25**
TOTAL:				**$ 1.00**
2024				
4th Quarter	$ 24.85	$ 18.02	$ 21.65	$ 0.25
3rd Quarter	22.13	16.36	19.01	0.25
2nd Quarter	18.20	15.80	17.90	0.25
1st Quarter	21.72	16.59	17.83	0.25
TOTAL:				$ 1.00

(1) The prices shown are the high, low and closing sale prices for the Company's common stock. The market quotations, reported by Nasdaq, do not include retail markup, markdown or commissions.

TRANSFER AGENT AND REGISTRAR

Equiniti Trust Company, LLC
48 Wall Street, New York, New York 10005
800-937-5449
www.equiniti.com

WEST BANCORPORATION INC. AND SUBSIDIARIES 23

FORWARD-LOOKING STATEMENTS 2 0 2 5 A N N U A L R E P O R T24 Certain statements in this report, other than purely historical information, including estimates, projections, statements relating to the Company’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements” within the meanings of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward- looking statements may appear throughout this report. These forward-looking statements are generally identified by the words “believes,” “expects,” “intends,” “anticipates,” “projects,” “future,” “confident,” “may,” “should,” “will,” “strategy,” “plan,” “opportunity,” “will be,” “will likely result,” “will continue” or similar references, or references to estimates, predictions or future events. Such forward-looking statements are based upon certain underlying assumptions, risks and uncertainties. Because of the possibility that the underlying assumptions are incorrect or do not materialize as expected in the future, actual results could differ materially from these forward-looking statements. Risks and uncertainties that may affect future results include: interest rate risk, including the effects of changes in interest rates; fluctuations in the values of the securities held in our investment portfolio, including as a result of changes in interest rates; competitive pressures, including from non-bank competitors such as credit unions, “fintech” companies and digital asset service providers; technological changes implemented by us and other parties, including third-party vendors, which may be more difficult to implement or more expensive than anticipated or which may have unforeseen consequences to us and our customers, including the development and implementation of tools incorporating artificial intelligence; pricing pressures on loans and deposits; our ability to successfully manage liquidity risk; changes in credit and other risks posed by the Company’s loan portfolio, including declines in commercial or residential real estate values or changes in the allowance for credit losses dictated by new market conditions, accounting standards or regulatory requirements; the concentration of large deposits from certain clients, including those who have balances above current FDIC insurance limits; the threat or imposition of domestic or foreign tariffs or other governmental policies impacting the global supply chain and the value of products produced by our commercial borrowers; changes in local, national and international economic conditions, including the level and impact of inflation, and future monetary policies of the Federal Reserve or executive orders in response thereto; the impact of bank failures or adverse developments at other banks and related negative publicity about the banking industry in general on investor and depositor sentiment regarding the stability and liquidity of banks; changes in legal and regulatory requirements, limitations and costs; changes in customers’ acceptance of the Company’s products and services; the occurrence of fraudulent activity, breaches or failures of our or our third-party partners’ information security controls or cyber-security related incidents, including as a result of sophisticated attacks using artificial intelligence and similar tools; unexpected outcomes of existing or new litigation involving the Company; the monetary, trade, foreign and other regulatory policies of the U.S. government; military conflicts, acts of war or terrorism, or threats thereof, including the Israeli-Palestinian conflict, recent military activity in Venezuela and the Russian invasion of Ukraine, widespread disease or pandemics, or other adverse external events; risks related to climate change and the negative impact it may have on our customers and their businesses; changes to U.S. tax laws, regulations and guidance; potential changes in federal policy and at regulatory agencies under the Trump administration; new or revised accounting policies and practices, as may be adopted by state and federal regulatory agencies, the Financial Accounting Standards Board, the Securities and Exchange Commission or the Public Company Accounting Oversight Board; talent and labor shortages and employee turnover; and any other risks described in the “Risk Factors” sections of reports filed by the Company with the Securities and Exchange Commission. The Company undertakes no obligation to revise or update such forward-looking statements to reflect current or future events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

LOCATIONS IOWA HEADQUARTERS 3330 Westown Parkway, West Des Moines CORALVILLE 401 10th Avenue, Coralville EAST 2440 East Euclid Avenue, Des Moines GRAND 125 Grand Avenue, West Des Moines SOUTH 3920 SW 9th Street, Des Moines WAUKEE 955 East Hickman Road, Waukee CITY CENTER 809 6th Avenue, Des Moines MINNESOTA MANKATO 1911 Premier Drive, Mankato OWATONNA 328 Hoffman Drive NW, Owatonna ROCHESTER 2188 Superior Drive NW, Rochester ST. CLOUD 1800 Bellin Drive, St. Cloud ONLINE WESTBANKSTRONG.COM @WESTBANKSTRONG